United States securities and exchange commission logo





                          December 9, 2022

       Kerri-Ann Millar
       Chief Financial Officer
       Cue Biopharma, Inc.
       40 Guest Street
       Boston, MA 02135

                                                        Re: Cue Biopharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 6,
2022
                                                            File No. 333-268687

       Dear Kerri-Ann Millar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Cynthia Mazareas, Esq.